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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                          O.A.K. Financial Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   67081P 10 5
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                                 (CUSIP Number)
                               Fredric N. Goldberg
                         Mika Meyers Beckett & Jones PLC
                             900 Monroe Avenue, N.W.
                        Grand Rapids, Michigan 49503-1423
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                February 14, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  67081P 10 5
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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

                 Willard J. and Jane E. Van Singel

                 Jerry R. Keizer

                 Paul G. and Barbara J. France

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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 a)           [X]
                 b)           [ ]

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              3. SEC Use Only
                 ...............................................................

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              4. Source of Funds (See Instructions):
                    PF

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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e): [ ]

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              6. Citizenship or Place of Organization:  United States of America

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Number of                       7. Sole Voting Power:
Shares                                Willard J. Van Singel -- 106,929
Beneficially                          Jane E. Van Singel -- 110,000
Owned by                              Jerry R. Keizer -- 952
Each                                  Paul G. France -- 0
Reporting                             Barbara J. France -- 0
Person With

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                                8. Shared Voting Power:
                                      Willard J. Van Singel -- 41,582
                                      Jane E. Van Singel -- 47,340
                                      Jerry R. Keizer -- 0
                                      Paul G. France -- 2,632
                                      Barbara J. France -- 2,632

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                                9. Sole Dispositive Power:
                                      Willard J. Van Singel -- 106,929
                                      Jane E. Van Singel -- 110,000
                                      Jerry R. Keizer -- 952
                                      Paul G. France -- 0
                                      Barbara J. France -- 0

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                               10. Shared Dispositive Power:
                                      Willard J. Van Singel -- 41,582
                                      Jane E. Van Singel -- 47,340
                                      Jerry R. Keizer -- 0
                                      Paul G. France -- 2,632
                                      Barbara J. France -- 2,632

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             11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                    Willard J. Van Singel -- 258,511
                    Jane E. Van Singel -- 264,269
                    Jerry R. Keizer -- 952
                    Paul G. France -- 3,682
                    Barbara J. France -- 3,682

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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions): [  ]

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             13. Percent of Class Represented by Amount in Row:(11)
                    Willard J. Van Singel -- 12.67%
                    Jane E. Van Singel -- 12.95%
                    Jerry R. Keizer -- .046%
                    Paul G. France -- .180%
                    Barbara J. France -- .180%

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             14. Type of Reporting Person (See Instructions):
                    Willard J. and Jane E. Van Singel: 00 -- Husband and Wife Jerry R. Keizer -- IN

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                    Paul G. and Barbara J. France:  00 -- Husband and Wife


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ITEM 1. Security and Issuer

Security:  O.A.K. Financial Corporation Common Stock, no par value

Issuer:  O.A.K. Financial Corporation

Address:  2445 -- 84th Street, S.W., Byron Center, Michigan 49315


ITEM 2. Identity and Background

         (a)  Name:
                 1.  Willard J. and Jane E. Van Singel
                 2.  Jerry R. Keizer
                 3.  Paul G. and Barbara J. France


         (b)  Residence or business address:
                 1.  8799 Lindsey Lane, S.W., Byron Center, Michigan 49315
                 2.  8855 Clyde Park Ave., S.W., Byron Center, Michigan 49315
                 3.  1773 Sunvale Drive, S.W., Wyoming, Michigan 49509


         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                 1. Mr. Van Singel is retired.  Mrs. Van Singel is not
                    presently employed outside the home.
                 2. President, Grant Rent-all and Sales, Inc., 360 S. Maple,
                    Grant, Michigan 49327
                 3. Dr. France is the president of Cutlerville Eye Care, P.C.,
                    6680 S. Division, Grand Rapids, Michigan 49548. Mrs. France is employed as a Licensed Practical Nurse with the medical office of Thomas R. Spooner, M.D., 222 Fulton Street,
                    Grand Rapids, Michigan.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
                 1. None.
                 2. None
                 3. None.


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         (e)  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
                 1.  None.
                 2.  None.
                 3.  None.

         (f)  Citizenship:
                 1.  United States of America
                 2.  United States of America
                 3.  United States of America


ITEM 3. Source and Amount of Funds or Other Consideration

All of the reporting persons acquired their shares with personal funds more than 60 days prior to the filing of this Schedule 13D.

ITEM 4. Purpose of Transaction

Willard J. Van Singel intends to appear in person or by proxy at the 2003 annual meeting of the shareholders of the Issuer to nominate Mr. Jerry R. Keizer and Dr. Paul G. France as candidates for seats on the Issuer's board of directors which come up for election at that meeting. Willard J. Van Singel, Mr. Keizer and Dr. France intend to solicit proxies from shareholders of the Issuer, including without limitation Jane E. Van Singel and Barbara J. France, with respect to the election of directors and other business that may properly come before the shareholders of the Issuer at the 2003 annual meeting.

None of the reporting persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) except as provided above any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments


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corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a)  Aggregate Number and Percentage of Class Beneficially Owned:
                 Willard J. Van Singel -- 258,511(1) -- 12.67%
                 Jane E. Van Singel -- 264,269(2) -- 12.95%
                 Jerry R. Keizer -- 952 - .046%
                 Paul G. France -- 3,682(3) - .180%
                 Barbara J. France -- 3,682 - .180% (see fn 3)
(b)  Sole Voting Power:
                 Willard J. Van Singel -- 106,929
                 Jane E. Van Singel -- 110,000
                 Jerry R. Keizer -- 952
                 Paul G. France -- 0
                 Barbara J. France -- 0
     Shared Voting Power(4):
                 Willard J. Van Singel -- 41,582(5)
                 Jane E. Van Singel -- 47,340(6)
                 Jerry R. Keizer -- 0
                 Paul G. France -- 2,632(7)

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(1) This total excludes 47,340 shares owned jointly by Jane E. Van Singel and her children that do not reside at Mr. and Mrs. Van Singel's home and as to which Mr. Van Singel does not claim record or beneficial ownership.
(2) This total excludes 41,582 shares owned jointly by Willard J. Van Singel and his children that do not reside at Mr. and Mrs. Van Singel's home and as to which Mrs. Van Singel does not claim record or beneficial ownership.
(3) This total includes 350 shares owned by Jennifer Marie France, 350 shares owned by Kristen Leigh France, and 350 shares owned by Ryan Paul France, all of whom are children of Dr. and Mrs. France residing at 1773 Sunvale Drive, S.W., Wyoming, Michigan.
(4) No disclosure of legal proceedings is required pursuant to items 2 (d) and
(e) with respect to any of the persons referenced in footnotes 5 through 8, below.
(5) Mr. Van Singel owns 3,600 shares jointly with his wife and their daughter Mary A. Niewiek (who is not employed outside the home and resides at 24 Matt St., S.W., Grand Rapids, Michigan), 19,482 shares jointly with his wife and their son John A. Van Singel (who is retired and resides at 2110 Pleasant Pond, Byron Center, Michigan), and 18,500 shares jointly with his wife and their son Gordon J. Van Singel (who is employed as the branch manager of the Cutlerville branch of Byron Center State Bank and resides at 7261 Brooklyn, S.E., Grand Rapids, Michigan).
(6) Mrs. Van Singel owns 1,442 shares jointly with her daughter Mary A. Niewiek and 3,600 shares jointly with her husband and their daughter Mary A. Niewiek, 19,482 shares jointly with her husband and their son John A. Van Singel, 2,158 jointly with her son Gordon J. Van Singel and 18,500 shares jointly with her husband and their son Gordon J. Van Singel, and 2,158 shares jointly with her daughter Karen J. Van Zalen (who is not employed outside the home and resides at 7493 Wilke Rd., Houghton, Michigan).


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                 Barbara J. France -- 2,632(8)
     Sole Dispositive Power:
                 Willard J. Van Singel -- 106,929
                 Jane E. Van Singel -- 110,000
                 Jerry R. Keizer -- 952
                 Paul G. France -- 0
                 Barbara J. France -- 0
     Shared Dispositive Power:
                 Willard J. Van Singel -- 41,582 (same ownerships as disclosed at fn 5)
                 Jane E. Van Singel -- 47,340 (same ownerships as disclosed at fn 6)
                 Jerry R. Keizer -- 0
                 Paul G. France -- 2,632 (same ownerships as disclosed at fn 7) Barbara J. France -- 2,632 (same ownerships as disclosed at fn
                 8)

(c) None of the reporting persons has effected any transactions in the Issuer's securities during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Willard J. Van Singel and Jane E. Van Singel are husband and wife. Paul G. France and Barbara J. France are husband and wife. Willard J. Van Singel has known Jerry R. Keizer and Paul G. France on a social basis for more than 40 years. Over the course of time, Mr. Van Singel has learned that he, Mr. Keizer and Dr. France share similar business philosophies. Those business philosophies include a belief that shareholder interests must be taken strongly into account in the management of corporate enterprises. Dr. France, certain members of his family, and entities affiliated with them are the beneficial owners of a significant number of shares of stock in the Issuer. Mr. Keizer also owns shares of stock in the Issuer. At Mr. Van Singel's request, both Mr. Keizer and Dr. France have agreed to be nominated by Mr. Van Singel, to serve on the Issuer's board of directors if elected, and to seek proxies from shareholders of the Issuer with respect to the election of directors and other business that may properly come before the shareholders of the Issuer at the 2003 annual meeting. Mr. Van Singel has undertaken to bear the entire cost of the proxy solicitation process. Aside from their mutual interest in seeing that Mr. Keizer and Dr. France are elected to the Issuer's board of directors, their agreement to seek proxies (at Mr. Van Singel's sole expense) for use at the 2003 annual meeting, their shared business philosophies as described above, and their mutual social acquaintance, they have no other relationship with one another, nor are there any other arrangements or understandings between them or any other person or persons with respect to any securities of

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(7) Dr. France and Mrs. France own 2,632 shares jointly as husband and wife.
(8) See footnote 3, above.

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the Issuer.

ITEM 7. Material to Be Filed as Exhibits

   A document entitled "Notice of Intention to Make Nominations to the Board of Directors of O.A.K. Financial Corporation", dated February 14, 2003 is filed as
Exhibit 1 to this statement on Schedule 13D.

   A document entitled "Agreement Relating to Filing of Joint Statement", dated February 24, 2003 is filed as Exhibit 2 to this statement on Schedule 13D.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date:  February 24, 2003

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Signature:  /s/ Willard J. Van Singel

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Name/Title:  Willard J. Van Singel

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Date:  February 24, 2003

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Signature:  /s/ Jane E. Van Singel

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Name/Title:  Jane E. Van Singel

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Date:  February 24, 2003

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Signature:  /s/ Jerry R. Keizer

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Name/Title:  Jerry R. Keizer

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Date:  February 24, 2003

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Signature:  /s/ Paul G. France, O.D.

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Name/Title:  Paul G. France, O.D.

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Date:  February 24, 2003

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Signature:  /s/ Barbara J. France

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Name/Title:  Barbara J. France

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002